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BRADLEY A. KLEIN (ILLINOIS)		MUNICH
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	June 20, 2018	TOKYO
TORONTO

Mr. Daniel F. Duchovny, Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                          eHi Car Services Limited

Schedule 13E-3

Filed on May 4, 2018 by Ctrip Investment Holding Ltd., C-Travel International Limited, Ctrip.com International, Ltd., Ocean General Partners Limited, Ocean Voyage L.P., and Ocean Imagination L.P.

File No. 005-88413

Dear Mr. Duchovny:

On behalf of Ctrip Investment Holding Ltd., C-Travel International Limited, Ctrip.com International, Ltd., Ocean General Partners Limited, Ocean Voyage L.P., and Ocean Imagination L.P. (the “Filing Persons”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 17, 2018 with respect to the Schedule 13E-3, File No. 005-88413 (the “Schedule 13E-3”) filed on May 4, 2018 by the Filing persons. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Filing Persons.

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the

“Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments. The Amendment incorporates the changes made in response to the Staff’s comments. In addition, a marked copy of the Amendment indicating changes against the Schedule 13E-3 filed on May 4, 2018, is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment. To the extent any response relates to information concerning the Filing Persons, such response is included in this letter based on information provided to us by the Filing Persons or their representatives.

General

1.                                      We understand that Ocean Imagination indirectly acquired eHi Car Services shares of common stock from CDH. We note that at the time of that purchase from CDH Ocean Imagination was an affiliate of eHi Car Services engaged in a series of transactions constituting a going private transaction subject to Rule 13e-3. Please tell us how the filing persons complied with Rule 13e-3 in connection with the purchase of shares by Ocean Imagination from CDH. We may have further comment.

In response to the Staff’s comment, we respectfully submit that at the time of Ocean Imagination entered into the share purchase agreement with CDH on April 4, 2018, although Ocean Imagination had already submitted a non-binding proposal to the special committee of the Company stating its intention to acquire all of the outstanding shares of the Company, it had not yet become an affiliate of the Company because (i) it did not own any shares of the Company, and (ii) it had not yet formed a consortium with Ctrip, a principal shareholder of the Company. Furthermore, although the CDH purchase was completed on April 13, 2018 after Ocean Imagination entered into the consortium agreement Ctrip, Ocean Imagination closed the CDH Purchase without the involvement or participation of Ctrip. As a result, Ocean Imagination does not believe that it was subject to Rule 13e-3 before it entered into a consortium agreement with Ctrip on April 6, 2018 and therefore a Schedule 13E-3 filing was not required in connection with its purchase of the shares from CDH. On April 4, 2018, Ocean Imagination filed a Schedule 13D disclosing the purchase from CDH.

2.                                      We note that the Schedule 13E-3 was filed in connection with the ROFO Purchase. Tell us how you intend to comply with Rule 13e-3 in closing that purchase.

In response to the Staff’s comment, we respectfully submit that the Filing Persons intend to comply with Rule 13e-3 by working with the selling shareholders to schedule the closing of the ROFO Purchase after June 3, 2018, the date that is 30 days after the Schedule 13E-3 that was filed by the Filing Persons with the Commission on May 4, 2018. The Filing Persons will disclose information required to be disclosed pursuant to Rule 13e-3(e) in the Schedule 13E-3 and amendments thereto. As the ROFO Purchase is a purchase as described in paragraph (a)(3)(i)(A) of Rule 13e-3, the Filing Persons intend to comply with Rule 13e-3(f) by filing the Schedule 13E-3 no less than 30 days prior to the ROFO Purchase. In addition, the Filing Persons intend to comply with Rule 13e-3(d) in filing the Amendment and further amendment(s) to the Schedule 13E-3, if required, reporting promptly any materials changes in the information set forth and/or the results of the transactions disclosed in the Schedule 13E-3.

GS Purchase

As of the date hereof, the definitive share purchase agreement with GS entities has not yet been signed.  GS entities request in its ROFO notice that closing shall take place within 35 days after the signing of the share purchase agreement and Ctrip accepted all key terms as set out in the ROFO notice according to terms in eHi’s investor rights agreement dated April 25, 2018. Based on the current agreement on timeline, the closing of the GS Purchase could only take place after June 3, 2018.

Ignition Purchase

Following the delivery of ROFO notice by Ignition on April 23, 2018,  Ctrip delivered an acceptance notice to Ignition on May 4, 2018 and the Filing Persons filed a Schedule 13E-3 on the same day with disclosure on the timeline set out in the Ignition ROFO notice. After the filing, Ctrip continued its discussion with Ignition on timing of the proposed transaction.  As of the date of this letter, Ignition has agreed to close the Ignition Purchase after June 3, 2018, though the parties are still in the process of finalizing the terms of the share purchase agreement.

Disclosure of certain new facts and progress of the GS Purchase and the Ignition Purchase has been made on pages 9 through 11 of the Amendment.

3.                                      Please provide us your detailed legal analysis explaining why the control persons of the Ocean Filing Persons have not been included as filing persons to this Schedule 13E-3.

In response to the Staff’s comment, the Filing Persons have updated the Amendment to include the control persons of the Ocean Filing Persons as filing persons of the Schedule 13E-3. Please refer to the cover page, page 2 and the signature page of the Amendment.

4.                                      Please revise your disclosure to include the legend required by Rule 13e-3(e)(iii).

In response to the Staff’s comment, the legend was added to page 3 of the Amendment.

Purposes, Alternatives, Reasons and Effects, page 10

5.                                      Provide the complete disclosure required by Item 1006(c)(1)-(8) of Regulation M-A.

In response to the Staff’s comment, the disclosure was added to pages 11 to 14 of the Amendment.

6.                                      Provide the disclosure required by Item 1013 of Regulation M-A. Note that Item 7 of Schedule 13E-3 and Item 1013 of Regulation M-A require the disclosure of the purposes, alternatives, reasons and effects as to each transaction in a series of transactions.

In response to the Staff’s comment, the disclosure was added to pages 11 to 14 of the Amendment.

Fairness of the Transaction, page 10

7.                                      Provide the disclosure required by Item 1014 of Regulation M-A. Note that Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A require the disclosure of a fairness determination to the unaffiliated security holders of the company as to each transaction in a series of transactions.

In response to the Staff’s comment, the disclosure was inserted to pages 15 to 16 of the Amendment.

Financial Statements, page 12

8.                                      Provide the disclosure required by Item 13 of Schedule 13E-3 and Item 1010(c) of Regulation M-A. Refer to instruction 1 to Item 13 of Schedule 13E-3 for further guidance.

In response to the Staff’s comment, the disclosure was added to pages 18 to 20 of the Amendment.

*                                         *                                         *

If you have any questions regarding the foregoing or wish to discuss any aspect of the proposed merger or the Filing Persons’ filings, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Xiaofan Wang
Ctrip Investment Holding Ltd.

Tianyi Jiang
Ocean General Partners Limited

Brian Breheny
Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li
Skadden, Arps, Slate, Meagher & Flom LLP